

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2023

Asher Dahan
Chief Executive Officer
Wearable Devices Ltd.
5 Ha-Tnufa St.
Yokne'am Illit, 2066736 Israel

Re: Wearable Devices Ltd.
Registration Statement on Form F-3
Filed October 3, 2023
File No. 333-274841

Dear Asher Dahan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim at 202-551-3297 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Howard Berkenblit, Esq.